UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
                 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                   Syms Corp.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2007
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 2 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Equity Partners, L.P.     13-4088890

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    259,978
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       259,978
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             259,978

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.80%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 3 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Investors, LLC            13-4126527

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    259,978
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       259,978
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             259,978

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.80%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 4 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Investments, L.P.                   20-2871525

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    113,730
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       113,730
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             113,730

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.79%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 5 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Advisors, LLC             20-0327470

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    113,730
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       113,730
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             113,730

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.79%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 6 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Benchmark Opportunitas Fund plc

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ireland

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    50,600
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       50,600
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             50,600

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.35%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 7 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Offshore Advisors, LLC              20-4797640

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    50,600
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       50,600
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             50,600

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.35%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 8 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Offshore Fund, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    259,136
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       259,136
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             259,136

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.80%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 9 of 31 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Offshore Advisors II, LLC           20-8325785

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    259,136
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       259,136
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             259,136

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.80%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 10 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Capital Group, L.P.                 13-3635132

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    683,444
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       683,444
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             683,444

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             4.74%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 11 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        LNA Capital Corp.                             13-3635168

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    683,444
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       683,444
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             683,444

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             4.74%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 12 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        James A. Mitarotonda

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    683,444
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       683,444
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             683,444

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             4.74%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 13 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RJG Capital Partners, L.P.                    20-0133443

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,900
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,900
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,900

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.01%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 14 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RJG Capital Management, LLC                   20-0027325

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,900
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,900
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,900

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.01%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 15 of 31 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Ronald Gross

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,900
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,900
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,900

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.01%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

                                                             Page 16 of 31 Pages

      This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2004, as amended by that certain Amendment No. 1 filed on April 29, 2005, that certain Amendment No. 2 filed on March 20, 2006 and that certain Amendment No. 3 filed on February 5, 2007 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.   Identity and Background.

      Item 2 of the Statement is hereby amended and restated as follows:

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      The Reporting Entities have previously reported together with Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss (collectively, the "Ramius Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On March 30, 2007, the Reporting Entities and the Ramius Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. As a result, the Reporting Entities disclaim membership in any "group" with the Ramius Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Ramius Entities.

      As of April 3, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 685,344 shares of Common Stock, representing approximately 4.76% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

                                                             Page 17 of 31 Pages

      Benchmark Opportunitas Fund, plc is a public limited company incorporated under the laws of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James
A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned

                                                             Page 18 of 31 Pages

subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark

                                                             Page 19 of 31 Pages

Opportunitas Fund plc, who is a citizen of Austria, and Carl O'Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.   Source and Amount of Funds or Other Consideration.

      Item 3 of the Statement is hereby amended and supplemented as follows:

      Since the filing of the Statement, Benchmark Opportunitas Fund plc and Barington Companies Offshore Fund, Ltd. purchased an aggregate of 47,400 shares of Common Stock. The amount of funds expended for such purchases was approximately $758,311.80 by Benchmark Opportunitas Fund, plc and $152,287.60 by Barington Companies Offshore Fund, Ltd.

Item 5.   Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of April 3, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 259,978 shares of Common Stock, representing approximately 1.80% of the shares of Common Stock presently outstanding based upon the 14,404,721 shares of Common Stock reported by the Company to be issued and outstanding as of December 29, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on January 4, 2007 (the "Issued and Outstanding Shares").

      As of April 3, 2007, Barington Investments, L.P. beneficially owns 113,730 shares of Common Stock, constituting approximately 0.79% of the Issued and Outstanding Shares. As of April 3, 2007, Benchmark Opportunitas Fund plc beneficially owns 50,600 shares of Common Stock, constituting approximately 0.35% of the Issued and Outstanding Shares. As of April 3, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 259,136 shares of Common Stock, constituting approximately 1.80% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.80% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.79% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 50,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.35% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. Barington Offshore Advisors II, LLC may be deemed to beneficially own the 259,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. representing approximately 1.80% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 50,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 259,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 683,444 shares, constituting approximately 4.74% of the Issued and

                                                             Page 20 of 31 Pages

Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 50,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 259,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 683,444 shares of Common Stock, constituting approximately 4.74% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 50,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 259,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 683,444 shares of Common Stock, constituting approximately 4.74% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 50,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 259,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of April 3, 2007, RJG Capital Partners, L.P. beneficially owns 1,900 shares of Common Stock, constituting approximately 0.01% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 1,900 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly

                                                             Page 21 of 31 Pages

stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

      Item 5(e) of the Statement is hereby amended and restated as follows:

      (e) As of March 30, 2007, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and restated as follows:

      The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto, a copy of which is attached hereto as Exhibit 99.5 and incorporated by reference herein.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P.

      Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. A written agreement between the parties with respect to the foregoing has not been formalized.

Item 7.   Material to be Filed as Exhibits.

--------------------------------------------------------------------------------
99.5 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross dated April 4, 2007 (which supersedes and replaces the Agreement of Joint Filing dated February 2, 2007, as previously filed as Exhibit 99.4 to the Schedule 13D Amendment No. 3 filed with the SEC on February 5, 2007).
--------------------------------------------------------------------------------

                                                             Page 22 of 31 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2007

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors,
                                       LLC, its general partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES INVESTORS, LLC

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON INVESTMENTS, L.P.
                                       By: Barington Companies Advisors, LLC,
                                       its general partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES ADVISORS, LLC

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BENCHMARK OPPORTUNITAS FUND PLC
                                       By: Barington Offshore Advisors, LLC

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Authorized Signatory

                                                             Page 23 of 31 Pages

                                       BARINGTON OFFSHORE ADVISORS, LLC

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President

                                       BARINGTON OFFSHORE ADVISORS II, LLC

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By: LNA Capital Corp., its general
                                           partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO

                                       LNA CAPITAL CORP.

                                       By: /s/ James A. Mitarotonda
                                           ------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO

                                       /s/ James A. Mitarotonda
                                       ------------------------
                                       James A. Mitarotonda

                                                             Page 24 of 31 Pages

                                       RJG CAPITAL PARTNERS, L.P.

                                       By: RJG Capital Management, LLC, its
                                           general partner

                                       By: /s/ Ronald J. Gross
                                           -------------------
                                       Name:  Ronald J. Gross
                                       Title: Managing Member

                                       RJG CAPITAL MANAGEMENT, LLC

                                       By: /s/ Ronald J. Gross
                                           -------------------
                                       Name:  Ronald J. Gross
                                       Title: Managing Member

                                       /s/ Ronald J. Gross
                                       -------------------
                                       Ronald J. Gross

                                                             Page 25 of 31 Pages

                                   SCHEDULE I

                  Directors of Benchmark Opportunitas Fund plc

Name and Position    Principal Occupation            Principal Business Address
-----------------    --------------------            --------------------------
Sebastian Cassetta   Senior Managing Director        888 Seventh Avenue
Director             and Chief Operating Officer     17th Floor
                     of Barington Capital Group,     New York, NY 10019
                     L.P.

Jim Cleary           Principal of Cleary             Oriel, 25 Revington Park,
Director             Consulting                      North Circular Road,
                                                     Limerick, Ireland


Andreas Jeschko      Chief Executive Officer of      23 Regent House,
Director             Benchmark Advisory Limited      Bisazza Street, SLM15,
                     and Benchmark Capital           Sliema, Malta
                     Management GmbH

Karin Kisling        Chief Investment Officer of     23 Regent House,
Director             Benchmark Advisory Limited      Bisazza Street, SLM15,
                                                     Sliema, Malta

Carl O'Sullivan      Partner, Arthur Cox             Earlsfort Centre
Director                                             Earlsfort Terrace
                                                     Dublin 2
                                                     Ireland

                                                             Page 25 of 31 Pages

                                   SCHEDULE II

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position    Principal Occupation            Principal Business Address
-----------------    --------------------            --------------------------
James A. Mitarotonda Chairman and Chief Executive    888 Seventh Avenue
Director and         Officer of Barington Capital    17th Floor
President            Group, L.P.                     New York, NY 10019

Sebastian E.         Senior Managing Director and    888 Seventh Avenue
Cassetta Director    Chief Operating Officer of      17th Floor
                     Barington Capital Group, L.P.   New York, NY 10019

Jonathan Clipper     Managing Director of            7 Reid Street, Suite 108
Director             Bedford Management Ltd.         Hamilton HM11, Bermuda

Graham Cook          Director/Manager, Corporate     Bison Court
Director             Services of Byson Financial     P.O. Box 3460
                     Services, Ltd.                  Road Town, Tortola
                                                     British Virgin Islands

Citigroup Fund       Fund Administration             Washington Mall 1, 3rd Flr.
Services, Ltd.                                       22 Church Street
Secretary                                            Hamilton HM11, Bermuda

Melvyn Brunt         Chief Financial Officer of      888 Seventh Avenue
Treasurer            Barington Capital Group, L.P.   17th Floor
                                                     New York, NY 10019

                                                             Page 27 of 31 Pages

                                  SCHEDULE III

                          Officers of LNA Capital Corp.

Name and Position    Principal Occupation            Principal Business Address
-----------------    --------------------            --------------------------
James A. Mitarotonda Chairman and Chief Executive    888 Seventh Avenue
President and CEO    Officer of Barington Capital    17th Floor
                     Group, L.P.                     New York, NY 10019

Sebastian E.         Senior Managing Director and    888 Seventh Avenue
Cassetta Secretary   Chief Operating Officer of      17th Floor
                     Barington Capital Group, L.P.   New York, NY 10019

Melvyn Brunt         Chief Financial Officer of      888 Seventh Avenue
Treasurer            Barington Capital Group, L.P.   17th Floor
                                                     New York, NY 10019

                                                             Page 28 of 31 Pages

                                   SCHEDULE IV

            This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Benchmark Opportunitas Fund plc

             Number of
Date           Shares         Price Per Share           Cost(*)
----         ---------        ---------------         ------------
2/5/2007        4,600             $19.211              $88,370.60
2/6/2007        1,900             $19.408              $36,875.20
2/7/2007        5,300             $19.442              $103,042.60
2/9/2007        6,000             $19.466              $116,796.00
2/12/2007       1,500             $19.726              $29,589.00
2/22/2007       700               $19.900              $13,930.00
2/23/2007       5,900             $19.492              $115,002.80
2/26/2007       4,300             $19.455              $83,656.50
2/27/2007       8,900             $19.219              $171,049.10

Shares purchased and sold by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Shares         Price Per Share           Cost(*)
----         ---------        ---------------         -----------
3/2/2007        6,400             $18.433              $117,971.20
3/5/2007        900               $18.756              $16,880.40
3/14/2007       1,000             $17.436              $17,436.00

----------
(*) Excludes commissions and other execution-related costs.